Kyto Biopharma Inc.
c/o 114 Belmont Street
Toronto ON M5R 1P8

telephone (416) 884-8807
telecopier (416)884-8807
Gbh00@comcast.net

November 9, 2011

‘CORESP’

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:	Kyto Biopharma, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011 Filed June 29, 2011
Form 10-K/A for the Year Ended December 31, 2010 Filed October 13, 2011
File No. 000-50390

Attention:	Jim B. Rosenberg

Dear Mr. Rosenberg;

The Company is in receipt of the staff’s letter of comment dated October 24, 2011 on the above-referenced Current Report on Form 10-KA.  Following are the Company’s responses to the staff’s comments.

Plan of  Operation. page 11

We note that in response to our prior comment 3, you filed the licensing agreement with the Research Foundation of the State University of New York ('RFSUNY") as exhibit 99.3. However, per our letter dated August 12, 2011, you did not amend your disclosure to include the material terms of the agreement. Please amend your filing to describe the material terms of the licensing agreemenL including but not limited to the information in Appendices A through D. any payment provisions, royalty rates, aggregate milestones. usage restrictions, exclusivity provisions, obligations/rights to defend. other rights obtained and material obligations that must he met to keep the agreement in place, duration and termination provisions. Since the duration of the agreement is conditioned On the expiration of the patent rights, please disclose the duration of the patents.

Georges Benarroch
Kyto Biopharma. Inc.
November 9. 2011

RESPONSE:

On February 10, 2010 Kyto executed an “Executive Licensing Agreement”(see exhibit C) with The Research Foundation of State University of New York, “RFSUNY”

The technology licensed from RFSUNY relates to the use of the Transcobalamin Receptor as a target in Cancer Therapy.  Kyto has exclusive licensing rights which expire upon the expiration of the last patent rights relating to the license.

Specifically the licensing rights relate to the group of patents relating to Kyto’s Research and Development strategy of developing monoclonal antibodies to the vitamin B12 receptor as specific delivery vehicles for cytotoxic payloads.

Kyto has been successful in developing a specific murine monoclonal antibody to the transcobalamin receptor.  The antibody identified as mAbTCR23, has been demonstrated to be highly effective in targeting cancer cells and in inhibiting cell proliferation in a number of cell lines including solid tumors and lymphnoid malignancies.  The conjugation of the mAbTCR23 antibody to saporin, a highly effective intercellular cytotoxic agent, did not affect the biological activity of the antibody.

With the signing of the licensing agreement Kyto is now able to begin to execute its commercialization plan.  The signing of the agreement moves Kyto from funding research, to being able to profit from its discoveries, allowing Kyto to continue building commercial viability for its antibodies, and building shareholder value.

In consideration for the exclusive license, Kyto will pay RFSUNY a royalty on Net Sales of between 2% and 4% based on the level of Net Sales, and grant RFSUNY a 2% equity position in Kyto.

Kyto has exclusive licensing rights which expire upon the expiration of the last patent rights relating to the license, or Kyto ceases to do business or makes an assignment of the agreement. The agreement also expire if Kyto fails to pay RFSUNY, RFSUNY has to right to terminate the agreement. If Both Kyto and RFSUNY fails to Keep or perform any of its obligations the agreement can be terminated. Upon termination of agreement, all rights granted to either party shall cease and terminate.

Exhibit 31.1
CERTIFICATIONS UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

2. As requested in our August 12, 2011 letter, please amend your certifications include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-X.

Georges Benarroch
Kyto Biopharma. Inc.
November 9. 2011

The following exhibit will be filed.

Exhibit 31.2
CERTIFICATIONS
I, Georges, certify that:
1)	I have reviewed this Annual Report on Form 10-K for the year ended March 31, 2011 of Kyto Biopharma Inc..;

2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5)
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 9, 2011	By:	/s/ Georges Benarroch
Georges Benarroch
President, Chief Executive Officer and Acting Chief Financial Officer

Georges Benarroch
Kyto Biopharma. Inc.
November 9. 2011

We trust the foregoing sufficiently responds to the staff’s comments.  The Company acknowledges:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Georges Benarroch
Georges Benarroch